Filed Pursuant To Rule 433

Registration No. 333-275079

September 11, 2024

Grayscale Investments’ Hoffman On The Two

Most Important Financial Innovations Of Our Generation

MANAGING DIRECTOR, RIA CHANNEL, KEITH BLACK: Hello, I'm Keith Black with RIA channel. Joined today by John Hoffman, director of Distribution and partnerships for Grayscale Investments. Welcome, John.

HEAD OF DISTRIBUTION AND PARTNERSHIPS, GRAYSCALE INVESTMENTS, JOHN HOFFMAN: Hey, Keith. Thanks for having me today.

BLACK: Uh, tell us about, uh, Grayscale Investments. What's the ethos of the company and the product offerings?

HOFFMAN: Yeah, so just by way of introduction, Grayscale is the world's largest crypto focused investment management firm. Uh, we've been operating for over a decade, which also makes us one of the most experienced in the space. And really what we've been focused on is making it simpler, easier, more convenient for investors to access crypto, uh, in regulated, future-forward product structures. And that's really been our, our focus for the past decade and will remain our focus going forward.

BLACK: And how does crypto fit into an investment portfolio?

HOFFMAN: Yeah, so I think it really comes down to two principles. It's, you know, first and foremost there's a correlation story there. So historically, crypto has exhibited very low correlations relative to traditional assets. So whether that's stocks, bonds, real estate, uh, again, looking backward, it's, it's had a low correlation. And so there's a diversification topic there that we're seeing in terms of implementing crypto in portfolios. The second is really around the, the return potential. Uh, and I say again, on a backward looking basis, and, and obviously past returns are not indicative of future results. Um, crypto has been a very, uh, high performing asset class. Uh, we launched GBTC, the Grayscale Bitcoin Trust in 2013. Uh, so it has over a 10 year track record. That fund is up nearly 50000%, uh, on a 10 year basis total, you know, total returns. So I think it's performance, uh, opportunity, it's correlation. The last thing I'd mention is it's also important to think about, you know, rigorous and disciplined rebalancing in this asset class as well.

BLACK: So it's a 50000% return. A little investment goes a long way.

HOFFMAN: Absolutely. Absolutely. That has been the case backward looking. And so again, that correlation performance, those are the, the, the reasons why we're seeing crypto incorporated in portfolios today.

BLACK: So Bitcoin ETFs started trading in January of 2024. Tell us a bit about the, the journey to get to Bitcoin ETFs and what the response has been, uh, since then.

HOFFMAN: Yeah, so we launched again, the Grayscale Bitcoin Trust in 2013. So it's been a, a near decade journey to bring this product to market from Grayscale's perspective, we obviously did a lot of the pioneering work and, and really opened this path up, uh, for the market. And not surprisingly, this has been the most successful ETF launch in the history here in the U.S. and you can, you know, look at that across volume, liquidity, spreads, AUM, we're at $60 billion in assets across this complex just six months in. Um, you know, it really brings together two of the most significant innovations, you know, financial innovations of our generation, which is ETFs and Bitcoin. Uh, those two innovations coming together in this one product make it again, simple, easy, convenient to access through the wrapper of the ETF, and then accessing that asset class, which is transformative, uh, in nature. And so, not surprisingly, the launch has been incredibly successful, uh, as measured by really any metric,

BLACK: But crypto's about much more than bitcoin. Right. And, and crypto, uh, Bitcoin's only only half of the universe, right? The second largest coin is Ether, uh, which works on the Ethereum blockchain. Tell us a bit about the regulatory developments that might bring us to, uh, an ether ETF sometime soon.

HOFFMAN: Yeah, I, again, I'd frame it up wider. First to say, Grayscale focused on opening up crypto investing to investors, uh, across the full spectrum. We operate the world's largest Ethereum fund today, which is ticker ETHE. We launched that in 2017. Uh, so, you know, over a six year track record, nearly seven year track record in that space. And much like we did with the Bitcoin product, where we up-uplisted that to an ETF, we're seeking to bring ETHE to market, uh, as well as an exchange traded fund. And so, um, you know, that's core to our, our DNA is, is making it easier, simpler, more convenient to access crypto. And just last week, uh, a number of 19-B4s, were approved by the SEC. We continue to, you know, be in dialogue with the commission around the opportunity to open these markets up to, uh, more investors in a, in a regulated capacity.

BLACK: And, uh, what excites you about the future of crypto investing and what do advisors need to learn before investing in crypto?

HOFFMAN: Yeah, so the first part of the question, what excites me? We-we're 15 years in now, which, you know, on a time perspective sounds long. Uh, but when you look at the adoption rates, you know, 52 million Americans hold crypto today. When you zoom out on a, on a global basis, you know, it's less penetrated. But this is a global technology that's really gonna change the way we live, change the way we work, and change the way we play. And I think we're just starting to hit kind of the exponential adoption period of this. Um, you know, years 15 through 30, I think we're gonna see a, a much, uh, you know, quicker adoption, uh, as, as again, these things don't grow in a linear way. Um, and so that's what really excites me is, you know, the next hundred million, um, users coming online, uh, you know, reaching a billion on a global basis. That's what really gets me excited because the network effects that are gonna play out across that are really gonna accrete tremendous value, uh, not only to the underlying ecosystems, but to the investors as well. And that's, that's super exciting.

BLACK: And what can advisors do to bring themselves up to speed? In learning more about the crypto space.

HOFFMAN: Yeah, so, um, you know, at Grayscale we're solely dedicated on crypto, uh, over a hundred financial professionals that think about this every single day, all day, every day of the week. Um, we author a tremendous amount of thought leadership and content. I'd invite people to, uh, visit grayscale.com, subscribe to our research. Uh, we also have, uh, a team in the field that can work with advisors on an education spectrum to help them think about how to incorporate this in portfolios. But it's all about education, and that's where we're spending our time today, is purely education to help people understand the risks associated with this, and quite frankly, the opportunity there as well.

BLACK: Thanks for sharing with us today, John.

HOFFMAN: Keith, thanks for having me. Appreciate it.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.